Exhibit 99.1

Commtouch to Dual List on the Tel Aviv Stock Exchange

Sunnyvale, Calif. – December 14, 2009 – Commtouch® (NASDAQ: CTCH), a leading messaging and Web security company, today announced that it has obtained approval to list its shares on the Tel Aviv Stock Exchange in addition to its current listing on NASDAQ. Trading in Tel Aviv will commence on December 16, 2009.

“The decision to register our shares on the Tel Aviv Stock Exchange resulted from the increasing interest in our stock among Israeli investors. We believe that the dual listing  should allow a wider group of investors the ability to invest in a growing, profitable, cash generating company that has a clear growth strategy for the coming years,” said Gideon Mantel, chief executive officer and chairman of the board of Commtouch. “We expect that the listing on the Tel Aviv Stock Exchange, coupled with the inclusion in the TASE Mid-Cap index, will enable us to further expand and diversify our investor base.”

“We are very pleased to welcome Commtouch to the Tel Aviv Stock Exchange, where the company joins an increasing number of dual-listed high-tech companies,” said Ester Levanon, CEO of the Tel Aviv Stock Exchange. “We are confident that the dual listing will enable Commtouch to benefit from certain home court advantages, such as receiving additional exposure to Israeli investors, enjoying expanded trading hours and facilitating quick and easy investor access to the Company’s shares.”

Commtouch shares are expected to be included in the Mid-Cap 50 index (“Yeter-50”) using the TASE’s fast track system. This enables dual-listed companies meeting certain criteria to enter the leading stock exchange indices shortly after they have been dual-listed.

Commtouch will continue to be subject to all rules and regulations of Nasdaq and the U.S. Securities and Exchange Commission (SEC). Since October 2000, dual listing on the TASE has been allowed under Israeli law without any additional regulatory requirements for companies whose shares are listed on certain exchanges outside of Israel.

Trading on the TASE occurs Sunday through Thursday from 9:45 AM to 4:30 PM Israel time, except on TASE trading holidays.

About Commtouch

Commtouch® (NASDAQ: CTCH) provides proven messaging and Web security technology to more than 130 security companies and service providers for integration into their solutions. Commtouch’s patented Recurrent Pattern Detection™ (RPD™) and GlobalView™ technologies are founded on a unique cloud-based approach, and work together in a comprehensive feedback loop to protect effectively in all languages and formats. Commtouch technology automatically analyzes billions of Internet transactions in real-time in its global data centers to identify new threats as they are initiated, protecting email infrastructures and enabling safe, compliant browsing. The company’s expertise in building efficient, massive-scale security services has resulted in mitigating Internet threats for thousands of organizations and hundreds of millions of users in 190 countries. Commtouch was founded in 1991, is headquartered in Netanya, Israel, and has a subsidiary in Sunnyvale, Calif.

Stay abreast of the latest messaging and Web threat trends all quarter long at the Commtouch Café: http://blog.commtouch.com. For more information about enhancing security offerings with Commtouch technology, see http://www.commtouch.com or write info@commtouch.com.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," "anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to the perceived effects of dual listing on Commtouch’s investor base, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Company Contact Ron Ela Chief Financial Officer Tel: (US) 650-864-2291 (int’l) +972-9-863-6813 ron.ela@commtouch.com	Investor Relations Contact Ehud Helft / Kenny Green GK Investor Relations Tel: (US) +1 646-201-9246 (Int’l) +972-3-607-4717 commtouch@gkir.com